Filed Pursuant to Rule 424(b)(3) Registration No. 333-163356

PROSPECTUS

3,931,352 Shares

SIGMA DESIGNS,  INC.

Common Stock
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The selling shareholders identified in this prospectus may sell from time to time up to 3,931,352 shares of our common stock.  We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling security holders.

Our common stock is traded on the Nasdaq Global Market under the symbol “SIGM.”  The last reported sale price of our common stock on the Nasdaq Global Market on December 22, 2009 was $10.93 per share.

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Investing in our common stock involves a high degree of risk.  You should carefully read and consider the “Risk Factors” beginning on page 3.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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The date of this prospectus is December 23, 2009

TABLE OF CONTENTS

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained or incorporated by reference in this prospectus is correct as of any time after the date of this prospectus.

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision. Unless the context requires otherwise, in this prospectus and the information incorporated herein by reference, the terms “Sigma,” “we,” “us” and “our” refer to Sigma Designs, Inc., a California corporation. References to “selling security holders” refer to the stockholders listed herein under the heading “Selling Security Holders” on page 19, who may sell shares from time to time as described in this prospectus.

SIGMA DESIGNS, INC.

We are a leading fabless provider of highly integrated system-on-chip, or SoC, solutions that are used to deliver multimedia entertainment throughout the home.  We currently offer four distinct technologies that we market as separate product lines: media processors, VXP video image processing, Ultra-wideband devices and Z-Wave devices.  Each of these technologies also contributes to our fully integrated SoC offerings.

On November 10, 2009, we acquired CopperGate Communications Ltd.  CopperGate is a leading provider of silicon-based modem solutions enabling distribution of broadband digital content over all three types of wires in the home: coax, phone and power. CopperGate solutions are deployed by service providers such as AT&T enabling the delivery of HDTV, VoIP and fast Internet services.  With the CopperGate acquisition, we are now a leading supplier of home entertainment and broadband access semiconductors with over 30 service providers globally in deployment. Our HomePNA technology is one of the most broadly deployed solutions for IPTV amongst service providers.

Our media processor product line represents a family of SoC solutions that combine our semiconductors and software and are a critical component of multiple consumer applications that process digital video and audio content including IPTV, connected media players and portable media players.  Our media processors provide high definition digital video decoding for multiple compression standards, graphics acceleration, audio decoding, a central processing unit, or CPU, and display control.  Our software provides control of media processing and system security management.  Together, our media processor semiconductors and software form a complete SoC solution that we believe provides our customers with a foundation to quickly develop feature-rich consumer entertainment products.

Our VXP video image processing product line provides a high performance silicon solution that enables studio-quality video output for professional and prosumer applications such as audio video receivers, broadcast studios, digital cinema, digital signage, front-projection home theatre televisions, HDTV, medical imaging and video conferencing systems.  We target the prosumer and industrial audio/video markets with our VXP image processing products.

Our Z-Wave devices product line provides a low-bitrate, low-power, low-cost RF communication solution that provides an interoperable or connected home security, monitoring and automation solution, or SMA.  Our Ultra-wideband, or UWB, devices product line provides a high bandwidth radio frequency, or RF, communication solution based on the WiMedia standard to enable home networking and connectivity of high definition video signals using wireless and coax mediums.  We target the connected home technologies market with our UWB devices and Z-Wave devices.

We believe we are the leading provider of digital media processor SoCs for set-top boxes in the IPTV market in terms of units shipped.  Our SoC solutions are used by leading IPTV set-top box providers, such as Cisco Systems/Scientific Atlanta, Motorola, Netgem and UTStarcom.  IPTV set-top boxes incorporating our SoC solutions are deployed by telecommunications carriers globally including carriers in Asia, Europe and North America such as AT&T, British Telecom, Deutsche Telekom and Freebox.  We work closely with these carriers and set-top box providers as well as with systems software providers, such as Microsoft, to design solutions that address the carriers' specific requirements regarding features and performance.  Our media processor products are also used by consumer electronics providers, such as Netgear, Sharp, Sony and Western Digital in applications such as Blu-ray DVD players, digital media adaptors (DMAs), HDTVs and other connected media player devices.  Our VXP products are one of the leading solutions for studio-quality video image processing and are used by leading industry participants such as Polycom, Sony and Panasonic.  Our Z-Wave devices target our connected home technologies market and are used by leading industry participants such as Danfoss, Leviton, Schlage and Trane.

Our primary target markets are IPTV, connected media player, prosumer and industrial audio/video and connected home technologies.  The IPTV set-top box market consists of consumer and commercial products that distribute and receive streaming video using internet protocol, or IP.  The connected media player market consists primarily of DMAs, Blu-ray DVD players and portable media devices that perform playback of digital media stored on optical or hard disk formats.  The prosumer and industrial audio/video markets consist of studio quality audio/video receivers and monitors, digital projectors and medical video monitors.  Our connected home technologies target market includes UWB wireless high definition audio/video, or HDAV, and speaker solutions and wireless home entertainment networking solutions over coax and a wide variety of home control products such as thermostats, light switches and door locks.  We also sell products into other markets such as the HDTV, PC-based add-in and connectivity devices markets.  We currently derive minor revenues from sales of our products into these other markets.

We incorporated in January 1982 in California. Our offices are located at 1778 McCarthy Boulevard, Milpitas, California, and our telephone number is (408) 262-9003.

RISK FACTORS

If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Our Industry

If we do not successfully anticipate market needs and develop products and product enhancements in a timely manner that meet those needs, or if those products do not gain market acceptance, we may not be able to compete effectively and our ability to generate revenue will suffer.

We may not be able to accurately anticipate future market needs or be able to develop new products or product enhancements to meet such needs or to meet them in a timely manner.

Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

•	accurately predict market requirements and evolving industry standards;

•	accurately design new SoC products;

•	timely complete and introduce new product designs;

•	timely qualify and obtain industry interoperability certification of our products and the equipment into which our products will be incorporated;

•	ensure that our subcontractors have sufficient foundry, assembly and test capacity and packaging materials and achieve acceptable manufacturing yields;

•	shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

•	gain market acceptance of our products and our customers' products.

If we fail to anticipate market requirements or to develop new products or product enhancements to meet those needs in a cost-effective and timely manner, it could substantially decrease market acceptance and sales of our present and future products and we may be unable to attract new customers or retain our existing customers, which would significantly harm our business and financial results.

Even if we are able to anticipate, develop and commercially introduce new products and enhancements, our new products or enhancements may not achieve widespread market acceptance. Any failure of our products to achieve market acceptance could adversely affect our business and financial results.

Our industry is highly competitive and we may not be able to compete effectively, which would harm our market share and cause our revenue to decline.

The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuously evolving customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. Most of our products compete with large semiconductor providers that have substantial experience and expertise in video, audio and multimedia technology and in selling to consumer equipment providers. Many of these companies have substantially greater engineering, marketing and financial resources than we have. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price. We also may face competition from newly established competitors, suppliers of products based on new or emerging technologies and customers who choose to develop their own SoCs. Additionally, some of our competitors operate their own fabrication facilities or may have stronger manufacturing partner relationships than we have. We expect our current customers, particularly in the IPTV and connected media player markets, to seek additional suppliers of SoCs for inclusion in their products which will increase competition and could reduce our market share. If we do not compete successfully, our market share and net revenue could decline.

If we fail to achieve initial design wins for our products, we may be unable to recoup our investments in our products and revenue could decline.

We expend considerable resources in order to achieve design wins for our products, especially our new products and product enhancements, without any assurance that a customer will select our product. Once a customer designs a semiconductor into a product, it is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs and risks associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. As a result, if we fail to achieve an initial design win in a customer's qualification process, we may lose the opportunity for significant sales to that customer for a number of its products and for a lengthy period of time, or we would only be able to sell our products to these customers as a second source which usually means we would only be able to sell a limited amount of product to them. Also, even if we achieve new design wins with customers, these manufacturers may not purchase our products in sufficient volumes to recoup our development costs and they can choose at any time to stop using our products, for example, if their own products are not commercially successful. This may cause us to be unable to recoup our investments in the development of our products and cause our revenue to decline.

To remain competitive, we need to continue to transition our SoCs to increasingly smaller sizes while maintaining or increasing functionality, and our failure to do so may harm our business.

We periodically evaluate the benefits, on a product-by-product basis, of migrating to more advanced technology to reduce the size of our SoCs. The smaller SoC size reduces our production and packaging costs, which enables us to be competitive in our pricing. We also continually strive to increase the functionality of our SoCs, which is essential to competing effectively in our target markets. The transition to smaller geometries while maintaining or increasing functionality requires us to work with our contractors to modify the manufacturing processes for our products and to redesign some products. This effort requires considerable development investment and a risk of reduced yields as a new process is brought to acceptable levels of operating and quality efficiency. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes, all of which could harm our relationships with our customers, and our failure to do so would impact our ability to provide competitive prices to our customers, which would have a negative impact on our sales.

We base orders for inventory on our forecasts of our customers' demand and, if our forecasts are inaccurate, our financial condition and liquidity would suffer.

We place orders with our suppliers based on our forecasts of our customers' demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. When the demand for our customers' products increases significantly, we may not be able to meet demand on a timely basis and we may need to expend a significant amount of time working with our customers to allocate a limited supply and maintain positive customer relations. If we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect to or at all. As a result, we would have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenue and create a drain on our liquidity.

We depend on a limited number of customers and any reduction, delay or cancellation of an order from these customers or the loss of any of these customers could cause our revenue to decline.

Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer could materially reduce our net revenue and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net revenue for the foreseeable future. We have no firm, long-term volume commitments from any of our major customers and we generally accept purchase commitments from our customers based upon their purchase orders. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. We have experienced fluctuations in order levels from period to period and expect that we will continue to experience such fluctuations and may experience cancellations in the future. We may not be able to replace the cancelled, delayed or reduced purchase orders with new orders. Any difficulty in the collection of receivables from key customers could also harm our business.

For the six months ended August 1, 2009, MTC Singapore and Gemtek Electronics Compontents, LTD accounted for 23% and 13%, respectively, of our net revenue. For the six months ended August 2, 2008, Cisco Systems, Inc. and MTC Singapore accounted for 23% and 22%, respectively, of our net revenue.

If demand for our SoCs declines or does not grow, we will be unable to increase or sustain our net revenue.

We expect our SoCs to account for a substantial majority of our net revenue for the foreseeable future. For the six months ended August 1, 2009, sales of our SoCs represented 99% of our net revenue. Even if the consumer electronic markets that we target continue to expand, manufacturers of consumer products in these markets may not choose to utilize our SoCs in their products. The markets for our products are characterized by frequent introductions of new technologies, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost effective manner, our net revenue would suffer. In addition, frequent technological changes and introductions of next generation products may result in inventory obsolescence which would increase our cost of revenue and adversely affect our operating performance. If demand for our SoCs declines or fails to grow or we are unable to develop new products to meet our customers' demand, our net revenue could be harmed.

The timing of our customer orders and product shipments can adversely affect our operating results and stock price.

Our net revenue and operating results depend upon the volume and timing of customer orders received during a given period and the percentage of each order that we are able to ship and recognize as net revenue during each period. Customers may change their cycle of product orders from us, which would affect the timing of our product shipments. For example, we experienced declines in orders from certain significant customers in the first two quarters of fiscal 2009 compared to the third and fourth quarters of fiscal 2008. Any failure or delay in the closing of orders expected to occur within a quarterly period, particularly from significant customers, would adversely affect our operating results. Further, to the extent we receive orders late in any given quarter, we may not be able to ship products to fill those orders during the same period in which we received the corresponding order which could have an adverse impact on our operating results for that period.

We may face intellectual property claims that could be costly to defend and result in our loss of significant rights.

The semiconductor industry is characterized by frequent litigation regarding patent and intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. Any of the foregoing events or claims could result in litigation. Any such litigation could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products or expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation, and we may not be successful in such development or in obtaining such licenses on acceptable terms, if at all. In addition, patent disputes in the electronics industry have often been settled through cross-licensing arrangements. Because we do not yet have a large portfolio of issued patents, we may not be able to settle an alleged patent infringement claim through a cross-licensing arrangement.

We may not be able to realize all of the anticipated benefits of our acquisition of CopperGate if we fail to integrate CopperGate successfully, which could reduce our profitability.

Our ability to realize the anticipated benefits of our acquisition of CopperGate will depend, in part, on our ability to integrate the business of CopperGate successfully and efficiently with our business. The combination of two independent companies is a complex, costly and time-consuming process. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, preclude realization of the full benefits expected by us. If we are not successful in this integration, our financial results could be adversely impacted. Our management will be required to dedicate significant time and effort to this integration process, which could divert their attention from other business concerns. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses, loss of customer and other relationships, a loss of key employees, and diversion of management’s attention, and may cause our stock price to decline. The difficulties of combining the operations of the two companies include, among others:

•	challenges associated with minimizing the diversion of management attention from ongoing business concerns;
•	addressing differences in the business cultures of;
•	coordinating geographically separate organizations which may be subject to additional complications resulting from being geographically distant from our other operations;
•	coordinating and combining international operations, relationships, and facilities, and eliminating duplicative operations;
•	retaining key employees and maintaining employee moral;
•	unanticipated changes in general business or market conditions that might interfere with our ability to carry out all of its integration plans;
•	unanticipated issues in integrating information, communications and other systems;
•	preserving important strategic and customer relationships; and
•	unanticipated issues in integrating the information systems of the two companies.

In addition, even if CopperGate’s operations are integrated successfully with ours, we may not realize the full potential benefits of the transaction, including the leveraging of manufacturing know-how and combined wafer sourcing, further SoC integration and combined research and development that are expected. Such benefits may not be achieved within the anticipated time frame, or at all.

The complexity of our products could result in unforeseen delays or expenses and in undetected defects which could damage our reputation with current or prospective customers, adversely affect the market acceptance of new products and result in warranty claims.

Highly complex products, such as those that we offer, frequently contain defects, particularly when they are first introduced or as new versions are released. Our SoCs contain highly sophisticated silicon technology and complex software. In the past we have experienced, and may in the future experience, defects in our products, both with our SoCs and the related software products we offer. If any of our products contain defects or have reliability, quality or compatibility problems, our reputation may be damaged and our customers may be reluctant to buy our products which could harm our ability to retain existing customers and attract new customers. In addition, these defects could interrupt or delay sales or shipment of our products to our customers. Manufacturing defects may not be detected by the testing processes performed by our subcontractors. If defects are discovered after we have shipped our products, it could result in unanticipated costs, order cancellations or deferrals and product recalls, harm our reputation and cause a decline in our net revenue, income from operations and gross margins.

In addition, our agreements with most of our customers contain warranty provisions which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors in our product reported during the warranty period, and other limitations to our liability. However, any contractual limitations to our liability may be unenforceable in a particular jurisdiction. We do not have insurance coverage for any warranty or product liability claims and a successful claim could require us to pay substantial damages. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall could have adverse effects on our business results.

If our third-party manufacturers do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed, which in turn would harm our operating results and financial performance.

The fabrication of semiconductors is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be stopped or suspended. Although we work closely with our third-party manufacturers to minimize the likelihood of reduced manufacturing yields, their facilities have from time to time experienced lower than anticipated manufacturing yields that have resulted in our inability to meet our customer demand. It is not uncommon for yields in semiconductor fabrication facilities to decrease in times of high demand, in addition to reduced yields that may result from normal wafer lot loss due to workmanship or operational problems at these facilities. When these events occur, especially simultaneously, as happens from time to time, we may be unable to supply our customers' demand. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from the wafer foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems or force us to sell our products at lower gross margins and therefore harm our financial results.

The average selling prices of semiconductor products have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

The semiconductor industry, in general, and the consumer electronics markets that we target, specifically, are characterized by intense price competition, frequent introductions of new products and short product life cycles, which can result in rapid price erosion in the average selling prices for semiconductor products. A decline in the average selling prices of our products could harm our revenue and gross margins. The willingness of customers to design our SoCs into their products depends to a significant extent upon our ability to sell our products at competitive prices. In the past, we have reduced our prices to meet customer requirements or to maintain a competitive advantage. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. If we are unable to reduce our costs sufficiently to offset declines in product prices or are unable to introduce more advanced products with higher margins in a timely manner, we could experience declines in our net revenue and gross margins.

We rely upon patents, trademarks, copyrights and trade secrets to protect our proprietary rights and if these rights are not sufficiently protected, it could harm our ability to compete and to generate revenue.

Our ability to compete may be affected by our ability to protect our proprietary information. As of August 1, 2009, we held 76 patents and these patents will expire within the next five to eighteen years. These patents cover portions of the technology underlying our products. We have filed certain patent applications and are in the process of preparing others. We cannot assure you that any additional patents for which we have applied will be issued or that any issued patents will provide meaningful protection of our product innovations. Like other semiconductor companies, we rely primarily on trade secrets and technological know-how in the conduct of our business. We use measures such as confidentiality agreements to protect our intellectual property. However, these methods of protecting our intellectual property may not be sufficient.

If the growth of demand in the consumer electronics market does not resume, our ability to increase our revenue could suffer.

Our business is highly dependent on developing sectors of the consumer electronics market, including IPTV, connected media players, prosumer and industrial audio/video and connected home technologies. The consumer electronics market is highly competitive and is characterized by, among other things, frequent introductions of new products and short product life cycles. The consumer electronics market may also be negatively impacted by a slowdown in overall consumer spending. The worldwide economy, generally, and consumer spending, specifically, has significantly declined in recent months, which has negatively impacted our target markets. If our target markets do not grow as rapidly or to the extent we anticipate, our business could suffer. We expect the majority of our revenue for the foreseeable future to come from the sale of our SoC solutions for use in consumer applications. Our ability to sustain and increase revenue is in large part dependent on the continued growth of these rapidly evolving market sectors, whose future is largely uncertain. Many factors could impede or interfere with the expansion of these consumer market sectors, including consumer demand in these sectors, general economic conditions, other competing consumer electronic products, delays in the deployment of telecommunications video services and insufficient interest in new technology innovations. In addition, if market acceptance of the consumer products that utilize our products does not occur as expected, our business could be harmed.

We have a history of fluctuating operating results, including a net loss in fiscal 2006, and we may not be able to sustain or increase profitability in the future, which may cause the market price of our common stock to decline.

We have a history of fluctuating operating results. We reported a net loss of $1.6 million in fiscal 2006, net income of $6.2 million in fiscal 2007, net income of $70.2 million in fiscal 2008, net income of $26.4 million in fiscal 2009 and net income of $7.5 million in the first half of fiscal 2010. To sustain or increase profitability, we will need to successfully develop new products and product enhancements and sustain higher revenue while controlling our cost and expense levels. In recent years, we made significant investments in our product development efforts and have expended substantial funds to enhance our sales and marketing efforts and otherwise operate our business. However, we may not realize the benefits of these investments. Although we were profitable in our fiscal year 2009 and the first two quarters of fiscal 2010, we may not continue to be profitable. For example, our net income decreased from $70.2 million in fiscal 2008 to $26.4 million in fiscal 2009. We may incur operating losses in future quarterly periods or fiscal years, which in turn could cause the price of our common stock to decline.

We have engaged, and may in the future engage in acquisitions of other businesses and technologies which could divert management's attention and prove difficult to integrate with our existing business and technology.

We continue to consider investments in and acquisitions of other businesses, technologies or products, to improve our market position, broaden our technological capabilities and expand our product offerings. For example, in November 2009, we completed the acquisition of CopperGate Communications Ltd, an Israeli company.  As a result, we added substantial operations in Israel, including 124 employees located in Israel and an additional 17 employees located outside of Israel. We also completed the acquisition of Zensys Holdings Corporation in December 2008, the acquisition of certain assets and 44 new employees from the VXP Group of Gennum Corporation in February 2008 and the acquisition of Blue7 Communications in February 2006. In the future, we may not be able to acquire or successfully identify companies, products or technologies that would enhance our business. Once we identify a strategic opportunity, the process to consummate a transaction could divert management's attention from the operation of our business causing our financial results to decline.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense, and the recording and later amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our results of operations. We may also record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. In addition, in order to complete acquisitions, we may issue equity securities and incur debt, which would result in dilution to our existing shareholders and could negatively impact profitability.

We may experience difficulties in integrating acquired businesses. Integrating acquired businesses involves a number of risks, including:

•	potential disruption of our ongoing business and the diversion of management resources from other business concerns;

•	unexpected costs or incurring unknown liabilities;

•	difficulties relating to integrating the operations and personnel of the acquired businesses;

•	adverse effects on the existing customer relationships of acquired companies; and

•	adverse effects associated with entering into markets and acquiring technologies in areas in which we have little experience.

If we are unable to successfully integrate the businesses we acquire, our operating results could be harmed.

The recent global economic downturn could negatively affect our business, results of operations and financial condition.

Current uncertainty in global economic conditions pose a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively affect demand for our products and other related matters. Consequently, demand for our products could be different from our expectations due to factors including:

•	changes in business and economic conditions including conditions in the credit market that could affect consumer confidence;

•	customer acceptance of our products and those of our competitors;

•	changes in customer order patterns including order cancellations; and

•	changes in the level of inventory our customers are willing to hold.

There could also be a number of secondary effects from the current uncertainty in global economic conditions such as insolvency of suppliers resulting in product delays, an inability of our customers to obtain credit to finance purchases of our products or a desire of our customers to delay payment to us for the purchase of our products. The effects, including those mentioned above, of the current global economic environment could negatively impact our business, results of operations and financial condition.

Due to the cyclical nature of the semiconductor industry, our operating results may fluctuate significantly which could adversely affect the market price of our common stock.

The semiconductor industry is highly cyclical and subject to rapid change and evolving industry standards and, from time to time, has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors have caused, and could again cause, substantial fluctuations in our net revenue and in our operating results. Any downturns in the semiconductor industry may be severe and prolonged and any failure of this industry to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences increased demand and production capacity constraints which may affect our ability to ship products. Accordingly, our operating results have varied and may vary significantly as a result of the general conditions in the semiconductor industry which could cause our stock price to decline.

The complexity of our international operations may increase our operating expenses and disrupt our business.

We transact business and have operations worldwide. For example, we derive a substantial portion of our net revenue from our customers outside of North America and we plan to continue expanding our business in international markets in the future. For the six months ended August 1, 2009, we derived 97% of our revenue from customers outside of North America. We also have significant international operations, including a significant operations center in Singapore, research and development facilities in France, Canada and Denmark and a sales and distribution facility in Hong Kong. In November 2009, we completed the acquisition of CopperGate Communications Ltd., and as a result, added substantial operations in Israel. As a result of our international business, we are affected by economic, regulatory and political conditions in foreign countries, including the imposition of government controls, changes or limitations in trade protection laws, unfavorable changes in tax treaties or laws, varying statutory equity requirement, difficulties in collecting receivables and enforcing contracts, natural disasters, labor unrest, earnings expatriation restrictions, misappropriation of intellectual property, changes in import/export regulations, tariffs and freight rates, economic instability, public health crises, acts of terrorism, war and continued unrest in many regions and other factors, which could have a material impact on our international revenue and operations. In particular, in some countries we may experience reduced intellectual property protection. Our results of operations could also be adversely affected by exchange rate fluctuations, which could increase the sales price in local currencies of our products in international markets. Overseas sales and purchases to date have been denominated in U.S. dollars. We do not currently engage in any substantial hedging activities to reduce our exposure to exchange rate risks. Moreover, local laws and customs in many countries differ significantly from those in the United States. We also face challenges in staffing and managing our global operations. If we are unable to manage the complexity of our global operations successfully, our financial performance and operating results could suffer.

Our sales cycle can be lengthy which could result in uncertainty and delays in generating net revenue.

Because our products are based on constantly evolving technologies, we have experienced a lengthy sales cycle for some of our SoCs, particularly those designed for set-top box applications in the IPTV market. After we have qualified a product with a customer, the customer will usually test and evaluate our product with its service provider customer prior to the customer completing the design of its own equipment that will incorporate our product. Our customers and the telecommunications carriers our customers serve may need from three to more than six months to test, evaluate and adopt our product and an additional three to more than nine months to begin volume production of equipment that incorporates our product. Our complete sales cycle typically ranges from nine to eighteen months, but could be longer. As a result, we may experience a significant delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory and the time we generate net revenue, if any, from these expenditures. In addition, because we do not have long-term commitments from our customers, we must repeat our sales process on a continual basis even for current customers looking to purchase a new product. As a result, our business could be harmed if a customer reduces or delays its orders, chooses not to release products incorporating our SoCs or elects not to purchase a new product or product enhancements from us.

We rely on a limited number of independent third-party manufacturers for the fabrication, assembly and testing of our SoCs and the failure of any of these third-party manufacturers to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

We are a fabless semiconductor company and thus we do not own or operate a fabrication or manufacturing facility. We depend on independent manufacturers, each of whom is a third-party manufacturer for numerous companies, to manufacture, assemble and test our products. We currently rely on Taiwan Semiconductor Manufacturing Corporation, or TSMC, to produce substantially all of our SoCs. We rely on Advanced Semiconductor Engineering, Inc., or ASE, to assemble, package and test substantially all of our products. These third-party manufacturers may allocate capacity to the production of other companies' products while reducing product deliveries or the provision of services to us on short notice or they may increase the prices of the products and services they provide to us with little or no notice. In particular, other clients that are larger and better financed than we are or that have long-term agreements with TSMC or ASE may cause either or both of them to reallocate capacity to those clients, decreasing the capacity available to us.

If we fail to effectively manage our relationships with TSMC and ASE, if we are unable to secure sufficient capacity at our third-party manufacturers' facilities or if any of them should experience delays, disruptions or technical or quality control problems in our manufacturing operations or if we had to change or add additional third-party manufacturers or contract manufacturing sites, our ability to ship products to our customers could be delayed, our relationships with our customers would suffer and our market share and operating results would suffer. If our third-party manufacturers' pricing for the products and services they provide increases and we are unable to pass along such increases to our customers, our operating results would be adversely affected. Also, the addition of manufacturing locations or additional third-party subcontractors would increase the complexity of our supply chain management. Moreover, all of our product manufacturing, assembly and packaging is performed in Asian countries and is therefore subject to risks associated with doing business in these countries such as quarantines or closures of manufacturing facilities due to the outbreak of viruses such as SARS, avian flu or any similar outbreaks. Each of these factors could harm our business and financial results.

We may not be able to effectively manage our growth or develop our financial and managerial control and reporting systems, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

To continue to grow, we must continue to expand and improve our operational, engineering, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. For example, we implemented a new enterprise resource management system in 2008. If we fail to adequately manage our growth or to improve and develop our operational, financial and management information systems or fail to effectively motivate or manage our current and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

Our ability to develop, market and sell products could be harmed if we are unable to retain or hire key personnel.

Our future success depends upon our ability to recruit and retain the services of key executive, engineering, finance and accounting, sales, marketing and support personnel. The supply of highly qualified individuals, in particular engineers in very specialized technical areas, or sales people specializing in the semiconductor industry, is limited and competition for such individuals is intense. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our key employees, the inability to attract or retain key personnel in the future or delays in hiring required personnel, particularly engineers and sales people, and the complexity and time involved in hiring and training new employees, could delay the development and introduction of new products, and negatively impact our ability to market, sell or support our products.

If the recent worsening of credit market conditions continues or increases, it could have a material adverse impact on our investment portfolio.

Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity related difficulties. Beginning mid 2007, global short-term funding markets have experienced credit issues, leading to liquidity issues and failed auctions in the ARS market. If the global credit market continues to deteriorate, the liquidity of our investment portfolio may be impacted and we could determine that some of our investments are impaired. This could materially adversely impact our results of operations and financial condition.

Included in our marketable securities portfolio at August 1, 2009 were ARS that we purchased for their par value, $43.0 million, and during second quarter of fiscal 2010, an issuer of the one of these ARS redeemed a limited portion in the amount of $0.1 million from us. As a result, as of August 1, 2009, we held nine auction rate securities with a par value of $42.9 million. Subsequent to August 1, 2009, the issuer of one of these ARS redeemed additional portions from us in the amount of $0.1 million. Subsequent to February 2008, all auctions involving the ARS in our investment portfolio have failed due to insufficient bids from buyers. If these auctions continue to fail and the credit ratings of these investments deteriorate, the fair value of these ARS may decline and we may incur impairment charges in connection with these securities which would negatively affect our reported earnings, cash flow and financial condition. Although our cash management advisor, UBS, has indicated that, absent other solutions to the limited market for our ARS, it will redeem all these securities at par value upon our request after June 2010, there is a risk that their intention may not be achieved for reasons outside our control.

Litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Companies such as ours in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. While we are not aware of any such contemplated class action litigation against us, we may in the future be the target of securities litigation. Any future lawsuits to which we may become a party will likely be expensive and time consuming to investigate, defend and resolve. Such costs, which include investigation and defense, the diversion of our management’s attention and resources, and any losses resulting from these claims, could significantly increase our expenses and adversely affect our profitability and cash flow.

Our business may become subject to seasonality, which may cause our revenue to fluctuate.

Our business may become subject to seasonality as a result of our target markets. We sell a significant number of our semiconductor products into the consumer electronics market. Our customers who manufacture products for the consumer market typically experience seasonality in the sales of their products which in turn may affect the timing and volume of orders for our SoCs. Although we have not experienced seasonality to date in sales of our products due to the overall growth in demand for our semiconductor products, we may, in the future, experience lower sales in our first fiscal quarter and higher sales in our second fiscal quarter as a result of the seasonality of demand associated with the consumer electronics markets into which we sell our products. As a result, our operating results may vary significantly from quarter to quarter.

In the event we seek or are required to use a new manufacturer to fabricate or to assemble and test all or a portion of our SoC products, we may not be able to bring new manufacturers on-line rapidly enough, which could damage our relationships with our customers, decrease our sales and limit our growth.

We use a single wafer foundry to manufacture substantially all of our products and a single source to assemble and test substantially all of our products which exposes us to a substantial risk of delay, increased costs and customer dissatisfaction in the event our third-party manufacturers are unable to provide us with our SoC requirements. Particularly during times when semiconductor capacity is limited, we may seek to, and in the event that our current foundry were to stop producing wafers for us altogether, we would be required to, qualify one or more additional wafer foundries to meet our requirements which would be time consuming and costly. In order to bring these new foundries on-line, we and our customers would need to qualify their facilities which process could take as long as several months. Once qualified, these new foundries would then require an additional number of months to actually begin producing SoCs to meet our needs, by which time our perceived need for additional capacity may have passed or the opportunities we previously identified may have been lost to our competitors. Similarly, qualifying a new provider of assembly, packaging and testing services would be a lengthy and costly process and, in both cases, they could prove to be less reliable than our existing manufacturers which could result in increased costs and expenses as well as delays in deliveries of our products to our customers.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents, short-term and long-term marketable securities will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. During fiscal 2009, we used an aggregate of $85.9 million to purchase 4.2 million shares of our common stock. In November 2009, we used approximately $116.0 million in cash in connection with our acquisition of CopperGate. The amount of cash we used for these repurchases and the acquisition of CopperGate could limit our ability to execute our business plans and require us to raise additional capital in the future in order to fund any further repurchases or for other purposes. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Regional instability in Israel may adversely affect business conditions and may disrupt our operations and negatively affect our revenues and profitability.

As a result of our acquisition of CopperGate, we have engineering facilities, corporate and sales support operations and 124 employees located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest.  In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity since September 2000. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations.

In addition, our business insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

As a global company, we are subject to taxation in Israel, Singapore, the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Any significant change in our future effective tax rates could adversely impact our consolidated financial position, results of operations and cash flows. Our future effective tax rates may be adversely affected by a number of factors including:

•	changes in tax laws in the countries in which we operate or the interpretation of such tax laws;

•	changes in the valuation of our deferred tax assets;

•
increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development, write-offs of expenses related to acquisitions and impairment of goodwill in connection with acquisitions;

•	changes in share-based compensation expense;

•	changes in generally accepted accounting principles; and

•	our ability to use our tax attributes such as research and development tax credits and net operating losses of acquired companies to the fullest extent.

During the first quarter of fiscal 2010, the California Budget Act of 2008 was signed into law which revised certain provisions of the California State Tax Code, including the option to elect an alternative method to attribute taxable income to California for tax years beginning on or after January 1, 2011. We now expect that in years 2011 and beyond, our income subject to tax in California will be lower than under prior tax law and that our California deferred tax assets are therefore less likely to be realized. As a result, we recorded a $3.6 million charge in the first quarter of fiscal 2010 to reduce our previously recognized California deferred tax assets.

During fiscal 2009, we established a foreign operating subsidiary in Singapore. We anticipate that a portion of our consolidated pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the United States federal statutory tax rate and, as a consequence, our effective income tax rate is expected to be lower than the United States federal statutory rate. Our future effective income tax rates could be adversely affected if tax authorities challenge our international tax structure or if the relative mix of United States and international income changes for any reason. Accordingly, there can be no assurance that our income tax rate will be less than the United States federal statutory rate.

The income tax benefits in Israel to which we are currently entitled from our approved enterprise program may be reduced or eliminated by the Israeli government in the future and also require us to satisfy specified conditions. If they are reduced or if we fail to satisfy these conditions, we may be required to pay increased taxes and would likely be denied these benefits in the future.

The Investment Center of the Ministry of Industry, Trade and Labor has granted “approved enterprise” status to product development programs at our facility in Tel Aviv. Our taxable income from these approved enterprise programs is exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years thereafter, depending on the percentage of our share capital held by non-Israelis. The Israeli government may reduce or eliminate in the future tax benefits available to approved enterprise programs. Our approved program and the resulting tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our tax liability. Additionally, the benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated under applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, or fail to get approval in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. In either case, the amount by which our taxes would increase will depend on the difference between the then applicable tax rate for non-approved enterprises and the rate of tax, if any, that we would otherwise pay as an approved enterprise, and the amount of any taxable income that we may earn in the future. The current maximum enterprise tax rate in Israel is 26%.

We reported material weaknesses in our controls over financial reporting in fiscal 2005 through 2007.  If we are unable to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected, which in turn could cause the market price of our common stock to decline.

As of January 31, 2009, our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting. Based on this assessment, our management determined that our internal control over financial reporting was effective as of January 31, 2009.  However, prior to fiscal 2008, we had ongoing material weaknesses in our internal control over financial reporting since fiscal 2005, the first year in which we were required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Further, in September 2006, we announced that our historical financial statements should no longer be relied upon as a result of our preliminary determination of an internal review relating to our practices in administering stock option grants. We continued to have material weaknesses in our internal control over financial reporting, which resulted from ineffective internal controls over financial reporting for the year ended February 2, 2007.

As we add significant operations in locations other than our headquarters, our controls must be effectively extended to those locations which involves additional attention from management and expense to implement proper controls and monitor their effectiveness.

Effective controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed and the market price of our common stock could decline. We cannot be certain that we will be able to maintain adequate controls over our financial processes and reporting in the future. If we identify any material weaknesses in the future, our ability to report our financial results on a timely and accurate basis may be adversely affected. In addition, if we cannot maintain effective internal control over financial reporting and disclosure controls and procedures, investors may lose confidence in our reported financial information which could cause the market price of our common stock to decline.

The review of our historical stock option granting practices and the restatement of our prior financial statements may result in additional litigation, regulatory proceedings and government enforcement actions which could harm our business, financial condition, results of operations and cash flows.

Our historical stock option granting practices and the related restatement of our historical financial statements, which we completed in connection with the audit of our financial statements for fiscal 2007, exposed us to greater risks associated with litigation, regulatory proceedings and government enforcement actions. We have provided the results of our internal review and investigation of our stock option practices to the SEC, and in that regard we have responded to informal requests for documents and additional information. While we do not believe that the SEC inquiry is still active, we intend to continue to cooperate with the SEC and any other governmental agency that may become involved in this matter. We cannot give any assurance regarding the outcomes from regulatory proceedings or government enforcement actions relating to our past stock option practices. These matters could be time consuming, expensive and may distract management from the conduct of our business. Furthermore, if we are subject to adverse findings in regulatory proceedings or government enforcement actions, we could be required to pay damages or penalties or have other remedies imposed, which could harm our business, financial condition, results of operations and cash flows.

Risks Related to Our Common Stock

Our operating results are subject to significant fluctuations due to many factors and any of these factors could adversely affect our stock price.

Our operating results have fluctuated in the past and may continue to fluctuate in the future due to a number of factors, including:

•	new product introductions by us and our competitors;

•	changes in our pricing models and product sales mix;

•	unexpected reductions in unit sales and average selling prices, particularly if they occur precipitously;

•	expenses related to our compliance efforts with Section 404 of the Sarbanes-Oxley Act of 2002;

•	expenses related to implementing and maintaining our enterprise resource management system and other information technologies;

•	the level of acceptance of our products by our customers and acceptance of our customers' products by their end user customers;

•	shifts in demand for the technology embodied in our products and those of our competitors;

•	the loss of one or more significant customers;

•	the timing of, and potential unexpected delays in, our customer orders and product shipments;

•	inventory obsolescence;

•	write-downs of accounts receivable;

•	a significant increase in our effective tax rate in any particular period as a result of the exhaustion, disallowance or accelerated recognition of our net operating loss carryforwards or otherwise;

•	an interrupted or inadequate supply of semiconductor chips or other materials included in our products;

•	technical problems in the development, production ramp up and manufacturing of products, which could cause shipping delays;

•	availability of third-party manufacturing capacity for production of certain products; and

•	the impact of potential economic instability in the United States and Asia-Pacific region, including the continued effects of the recent worldwide economic slowdown.

In addition, the market prices of securities of semiconductor and other technology companies have been volatile. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies.

Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. In the past, we and other companies that have experienced volatility in the market price of their securities have been, and in the future we may be, the subject of securities class action litigation.

Our stock price has demonstrated volatility and continued volatility in the stock market may cause further fluctuations or decline in our stock price.

The market for our common stock has been subject to significant volatility which is expected to continue. For example, the high and low selling prices per share of our common stock on the Nasdaq Global Market ranged from a high of $17.63 on June 22, 2009 to a low of $9.59 on February 3, 2009 during the six months ended August 1, 2009. During fiscal 2009, the high and low selling prices per share of our common stock on the Nasdaq Global Market ranged from a high of $49.62 on February 4, 2008 to a low of $6.93 on November 21, 2008. This volatility is often unrelated or disproportionate to our operating performance. These fluctuations, as well as general economic and market conditions, could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our stock price or trading volume to decline.

Provisions in our organizational documents, our shareholders rights agreement and California law could delay or prevent a change in control of our company that our shareholders may consider favorable.

Our articles of incorporation and bylaws contain provisions that could limit the price that investors might be willing to pay in the future for shares of our common stock. Our Board of Directors can authorize the issuance of preferred stock that can be created and issued by our Board of Directors without prior shareholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power of your shares. In addition, our Board of Directors has adopted a rights plan that provides each share of our common stock with an associated right to purchase from us one one-thousandth share of Series D participating preferred stock at a purchase price of $58.00 in cash, subject to adjustment in the manner set forth in the rights agreement. The rights have anti-takeover effects in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in our company on terms not approved by our Board of Directors. In addition, provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid or delaying or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares or a proxy contest for control of our company or other changes in our management.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects,” “anticipates,” “intends,” “estimates,” “plans,” “believes,” and similar expressions are intended to identify forward-looking statements.  These are statements that relate to future periods and include statements as to our products, our revenues, our target markets, our customers and our future tax rates. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed above under the caption “Risk Factors.” Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

These forward-looking statements speak only as of the date of this prospectus.  We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission.

PROCEEDS FROM THE OFFERING

We will not receive any proceeds from the sale of the shares by the selling shareholders.  All proceeds from the sale of the shares will be for the accounts of the selling shareholders, as described below.  See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

The following table sets forth certain information as of November 24, 2009 regarding the beneficial ownership of common stock by each of the selling shareholders and the shares being offered by the selling shareholders.  Information with respect to beneficial ownership is based upon information obtained from the selling shareholders.  Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.

All of the selling shareholders received their shares of Sigma common stock under the terms of the Acquisition Agreement, dated as of October 12, 2009, by and among Sigma, CopperGate Communications Ltd. (“CopperGate”), Carmel V.C. 2 Ltd. and Tamir Fishman Ventures Management II Ltd. as the Holder Representatives and the selling shareholders, pursuant to which the selling shareholders exchanged shares of CopperGate capital stock, for shares of Sigma common stock and cash.  The registration statement to which this prospectus relates is being filed pursuant to the Acquisition Agreement.  Subject to the terms and conditions of the Acquisition Agreement, we agreed to file the registration statement to cover the shares of Sigma common stock received by each selling shareholder in the acquisition and to keep the registration statement effective until the earlier of two years following the last day of the lockup period or the date as of which the selling shareholders may sell all of their respective shares of our common stock registered under this registration statement during any 90-day period pursuant to Rule 144 under the Securities Act of 1933.

To our knowledge, no other selling shareholder nor any affiliate of a selling shareholder has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Shares Beneficially Owned After Offering
Amnon Evron & Co. Trust Company Ltd.(1)	2,702	2,702	0
B.A.Y.H. Finance Ltd.(2)	22,604	22,604	0
David Baum	30,434	30,434	0
Rami Blumenfeld	1,266	1,266	0
Carmel Ventures II, L.P.(3)	1,045,655	1,045,655	0
Challenge Fund Etgar II L.P.(4)	571,797	571,797	0
Neham Sneh(5)	643	643	0
Osher Elron	1,607	1,607	0
ETV Capital Limited (6)	22,425	22,425	0
Far East Finance Ltd.(7)	99,021	99,021	0
David Gol	4,559	4,559	0
HVST L.P.(8)	22,123	22,123	0
Israel Lifshitz	27,219	27,219	0
Kerur Holdings Ltd. (9)	6,377	6,377	0
Menorah Mivtachim Holdings Ltd.(10)	25,385	25,385	0
Motorola, Inc.(11)	370,200	370,200	0
Poalim Capital Markets Ltd.(12)	15,355	15,355	0

Riomatrix Holdings Ltd.(13)	11,551	11,551	0
Tamir Fishman Ventures Capital II Ltd.(14)	546,257	546,257	0
Tamir Fishman Ventures II L.P.(14)	790,538	790,538	0
Tamir Fishman Ventures II CEO Fund (U.S) L.P.(14)	25,342	25,342	0
Tamir Fishman Ventures II (Cayman Islands) L.P.(14)	105,541	105,541	0
Tamir Fishman Ventures II (Israel) L.P.(14)	105,812	105,812	0
Tamir Fishman Ventures II CEO Fund L.P.(14)	8,806	8,806	0
Technoplus Ventures LP(15)	37,101	37,101	0
Roman Vitenberg	8,115	8,115	0
Eyal Waldman	21,561	21,561	0
Ayal Zirlin	1,356	1,356	0
*
To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(1)	Mr. Dov Gottesman possesses sole voting and dispositive power with respect to the listed shares. The shareholder’s address is 4 Berkowitz Street, Museum Tower, Tel Aviv, Israel.
(2)
Gaon Capital Markets Investments (1970) Ltd. and I. Chalamish Holdings Ltd. are the beneficial owners of the listed shares.  Yizhak Halamish, Shai Preminger and Moshe Misgav share voting and dispositive power with respect to the listed shares. The shareholder’s address is Hayetzra 29 St., Ramat-Gan 52521 Israel.

(3)	Carmel 2 Ltd. is the general partner of Carmel Ventures II, L.P. and possesses sole voting and dispositive power with respect to the listed shares. The board of directors of Carmel 2 Ltd. consists of the following five members: Mr. Shlomo Dovrat, Mr. Harel Beit-On, Mr. Avi Zeevi, Mr. Ori Bendori and Mrs. Rina Shainski. The shareholder’s address is 16 Abba Eban Avenue, Herzeliya 46725 Israel.
(4)
Atidim Etgar Nihul Kranot Ltd., an Israeli company, controlled by Mr. Joseph Ciechanover, is the General Partner of The Challenge Fund Etgar II L.P.  In that capacity, Mr. Joseph Ceichanover possesses sole voting and dispositive power with respect to the listed shares.   The shareholder’s address is 20 Lincoln Street, Beit Rubinsten-20th Floor, Tel Aviv, 67134 Israel.

(5)	Nehama Sneh and Nitzan Sneh share voting and dispositive power with respect to the listed shares. The beneficial holders address is 7 Sela St., Ramat-Hasharon 47229, Israel.
(6)	European Special Opportunities Master Fund I Limited possesses sole voting and dispositive power with respect to the listed shares. The beneficial holders address is 1 Tenterden St., London, England.
(7)
Far East Finance Ltd. is an investment company, wholly owned by the Rappaport Family Trust, which is a Bermuda non-discretionary trust whose beneficiaries are individual members of the Rappaport Family and charitable institutions.  Gerald Bichunsky is the Chief Executive Officer of the Rappaport Family Trust and its group of companies, and, in that capacity and as a director of Far East Finance Ltd., has shared voting and investment control over the shares.  Mr. Bichunsky has no beneficial or pecuniary interest in the Rappaport Family Trust or its underlying entities and disclaims beneficial ownership of the securities.  The address of Far East Finance Ltd. is 27 Reid Street, Hamilton, Bermuda.

(8)
Harvest Fund II L.P., Harvest Fund II (Israel) L.P. and Landmark Equity Partners X, L.P. share voting and dispositive power with respect to the listed shares.  The shareholder’s address is 96 Rothschild Blvd., Tel Aviv, Israel.

(9)	Israel Lighterage & Supply Co. Ltd. possesses sole voting and dispositive power with respect to the listed shares. The shareholder’s address is 20, Lincoln St., Tel Aviv 67123.
(10)	Mr. Menachem Gurevitch possesses sole voting and dispositive power with respect to the listed shares. The shareholder’s address is MS Allenby Rd., Tel Aviv, Israel.
(11)
Motorola, Inc. is a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. As such, we are omitting information regarding the natural persons who exercise voting and dispositive power with respect to these listed shares.

(12)	Bank Hapoalin possesses sole voting and dispositive power with respect to the listed shares. The shareholder’s address is 46 Rothschild Blvd. 66882 Tel Aviv, 66883, Israel.
(13)	Osher Elron possesses sole voting and dispositive power with respect to the listed shares. The shareholder’s address is 276 Habarzel St. Tel Aviv, 69710 Israel.
(14)
Eldad Tamir, Daniel Fishman, and Shai Saul have management control over TamirFishman Ventures II LLC, which is the general partner of TamirFishman Ventures II (Israel) LP, TamirFishman Ventures II CEO Fund LP, TamirFishman Ventures II LP, TamirFishman Ventures II CEO Fund (US) LP, TamirFishman Ventures II (Cayman Islands) LP and TamirFishman Venture Capital II Ltd.

(15)
TNPV Ltd. is the general partner of Technoplus Ventures LP and as such is has the ultimate power to direct the disposition of the listed shares.  TPVN Ltd. is controlled by limited partnerships consisting of the Vintage Venture Fund I, Vintage Venture Partners LP, Vintage Venture Partners (Parallel) LP and Vintage Venture Partners (Israel) LP, which are the beneficial ownership of the listed shares.  Vintage Ventures LP is the general partner of all the partnerships and Vintage Venture Funds I Ltd. is its general partner and as such has the ultimate power to vote and dispose of the listed securities.  The board of directors of Vintage Ventures Fund I Ltd. consists of two members:  Mr. Alan Feld and Mr. Shlomo Dovrat.  Mr. Alan Feld and Mr. Shlomo Dovrat share voting and dispositive power with respect to the listed shares.

PLAN OF DISTRIBUTION

The selling shareholders may offer and sell the shares covered by this prospectus at various times.  As used in this prospectus, the term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus.  The selling shareholders will act independently of Sigma in making decisions with respect to the timing, manner and size of each sale.  The shares may be sold by or for the account of the selling shareholders in transactions on the Nasdaq Global Market, the over-the-counter market, or otherwise.  These sales may be made at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of the sale, or at negotiated prices.  The shares may be sold by means of one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The selling shareholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales.  Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from the purchasers of the shares or from both.  This compensation may exceed customary commissions. The selling shareholders may also transfer, devise or gift these shares by other means not described in this prospectus.

The selling shareholders also may resell all or a portion of the shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in open market transactions in reliance upon Rule 144 under the Securities Act.  The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC. This supplement or amendment will include the following information:

•	the name of the participating broker-dealer(s) or underwriters;

•	the number of shares involved;

•	the price(s) at which the shares were sold;

•	the commissions paid or discounts or concessions allowed by the selling shareholders to the broker- dealers or underwriters, if any; and

•	other information material to the transaction.

The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act.  Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.  Because the selling shareholders may be deemed to be “underwriters,” the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

The selling shareholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

We will not receive any proceeds from the sale of the shares by the selling shareholders.

We have agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling shareholders.  Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholders selling those shares.

There can be no assurances that the selling shareholders will sell all or any of the shares of common stock offered under this prospectus.

The registration statement to which this prospectus relates is being filed pursuant to an Acquisition Agreement among Sigma, Coppergate, Carmel V.C. 2 Ltd. and Tamir Fishman Ventures Management II Ltd. as the Holder Representatives and the selling shareholders, dated as of October 12, 2009.  The Acquisition Agreement provides that we will indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act, and that the selling shareholders will indemnify us against certain liabilities, including liabilities under the Securities Act.  Subject to the terms and conditions of the Acquisition Agreement, we agreed to file the registration statement to cover the shares of Sigma common stock received by each selling shareholder in the acquisition of CopperGate and to keep the registration statement effective until the earlier of two years following the last day of the lockup period or the date as of which the selling shareholders may sell all of their respective shares of our common stock registered under this registration statement during any 90-day period pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

The validity of common stock offered by this prospectus is being passed upon for Sigma Designs, Inc. by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

The financial statements and financial statement schedule of Sigma Designs, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 31, 2009 have been so incorporated in reliance on the report of Armanino McKenna LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of CopperGate Communications Ltd. incorporated in this prospectus by reference to the amended current report on Form 8-K/A of Sigma Designs, Inc. filed on November 25, 2009 have been so incorporated in reliance on the report of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission.  You may read and copy any materials we file with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for more information on its public reference room.  The Commission also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Our web site is http://www.sigmadesigns.com.  We make available free of charge, on or through our web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Commission.  Information contained on our web site is not part of this registration statement.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933.  The registration statement relates to the common stock offered by the selling shareholders.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement.  Please refer to the registration statement and its exhibits and schedules for further information with respect to Sigma and the common stock.  Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement.  You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any portions thereof furnished under Item 2.02 or 7.01 of Form 8-K) between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the time this offering is completed.  The documents we incorporate by reference are:

(a)
Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed with the Commission on April 2, 2009, as amended on Form 10-K/A for the fiscal year ended January 31, 2009, filed with the Commission on May 29, 2009.

(b)	Definitive proxy statement for 2009 annual meeting of shareholders, filed with the Commission on June 30, 2009.

(c)	Quarterly Report on Form 10-Q for the periods ended May 2, 2009 and August 1, 2009, filed with the Commission on June 11, 2009 and September 10, 2009, respectively;

(d)	The Registrant’s current reports on Form 8-K filed with the SEC on August 4, 2009, October 13, 2009 and October 14, 2009, November 12, 2009 and November 25, 2009;

(f)
The description of the Registrant’s Common Stock contained in the Registration Statement on Form 8-A as filed with the Commission on November 3, 1986, including any amendment or report filed for the purpose of updating such description.

(g)
The description of the Preferred Stock Purchase Rights contained in the Registrant’s Registration Statement on Form 8-A as filed with the Commission on June 8, 2004, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

Investor Relations
Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035
Telephone (408) 262-9003